UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Benihana Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
082047200
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
Copy to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: William D. Regner, Esq.
Telephone: (212) 909-6000
July 22, 2010
(Date of Event which Requires Filing Statement of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Explanatory Note: This Amendment No. 5 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on April 15, 2010 (“Amendment No. 1”), Amendment No. 2 to the Initial 13D filed on May 26, 2010 (“Amendment No. 2”), Amendment No. 3 to the Initial 13D filed on July 1, 2010 (“Amendment No. 3”) and Amendment No. 4 to the Initial 13D filed on July 15, 2010 (“Amendment No. 4”), amends and supplements the items set forth herein. This Amendment relates to shares of Class A Common Stock, $0.10 par value per share (the “Class A Common Stock”) of Benihana Inc. (the “Issuer”). Since the filing of Amendment No. 4, the Filers have not acquired beneficial ownership over additional shares of the Issuer’s Class A Common Stock or the Issuer’s Common Stock, $0.10 par value per share (the “Common Stock”). The Filers do not beneficially own more than 5% of the Common Stock and do not have a separate reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.
Item 1. Security and Issuer
This statement relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 2. Identity and Background
The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a)	As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”)
(b)	The address of the principal business and office of the Filers (other than Blackwell) is 767 Third Avenue, 35th Floor, New York, NY 10017. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 406 Blackwell Street, Suite 300, Durham, NC 27701.

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(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP, and Gray and Shackelton are the managers of CC. Blackwell is a separate account advisory client of CCM, and Gray and Shackelton are the managers of CCM. Blackwell has no voting or dispositive power with respect to the shares of Stock reported herein.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.
Item 4. Purpose of Transaction
Item 4 is amended and supplemented as follows:
On July 22, 2010, CCP sent a letter to the Issuer nominating Adam L. Gray for election to the Issuer’s Board of Directors at the 2010 Annual Shareholders Meeting scheduled for September 14, 2010 (the “Nomination Letter”). A copy of the Nomination Letter is attached hereto as Exhibit D and is incorporated herein by reference.
On July 22, 2010, CCP made a demand to obtain a stockholder list and other records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). A copy of the Demand Letter is attached hereto as Exhibit E and incorporated herein by reference. The description herein of the demand letter is qualified in its entirety by reference to the complete text of such letter. The Filers may use any information obtained pursuant to the Demand Letter to communicate with certain other stockholders of the Issuer regarding nominees to the Issuer’s Board of Directors to be considered by stockholders at the 2010 Annual Meeting, and any other matters relating to Filers’ interest as shareholders of the Issuer.

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Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
Note: The price per share for the purchases of (i) Class A Common Stock between January 28, 2010 and February 12, 2010 reported in the Initial 13D and (ii) Common Stock between March 24, 2010 and April 6, 2010 reported in Amendment No. 1, included a commission of $0.02 per share. The price per share for the purchase of Class A Common Stock purchased on January 27, 2010 and reported in the Initial 13D included a commission of $0.01 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
On April 15, 2010, CCM, Blackwell, Gray and Shackelton entered into an Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, a copy of which is filed as Exhibit A to Amendment 1 and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 is supplemented as follows:
Nominating Letter, dated July 22, 2010, from Coliseum Capital Partners, L.P. to Darwin C. Dornbush, Corporate Secretary of the Benihana Inc., set forth in Exhibit D.
Demand Letter, dated July 22, 2010, from Coliseum Capital Partners, L.P. to Darwin C. Dornbush, Corporate Secretary of the Benihana Inc., set forth in Exhibit E.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

By: Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	/s/ Adam Gray

	Christopher Shackelton, Manager	Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By: Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton

	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray

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Coliseum Capital Partners, L.P.
767 Third Ave 35th Floor
New York, NY 10017
July 22, 2010
BY FACSIMILE & FEDERAL EXPRESS
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166
Attn: Mr. Darwin C. Dornbush, Corporate Secretary
Re:	Notice of Stockholder Nomination of Individual for Election as Director at the 2010 Annual Meeting of Stockholders of Benihana Inc.
Dear Mr. Dornbush:
     This letter serves as notice to Benihana Inc., a Delaware corporation (“Benihana”), as to the nomination by Coliseum Capital Partners, L.P., a Delaware limited partnership (“Coliseum Capital”), of a nominee for election to the Board of Directors of Benihana (the “Benihana Board”) as a Class A common stock director at the 2010 annual meeting of stockholders of Benihana, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”).
     This letter and all Exhibits attached hereto are collectively referred to as the “Notice.” As of the close of business on July 22, 2010, Coliseum Capital was the beneficial owner of: (i) 634,162 shares of Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), of Benihana, 1,000 shares of which are held of record, and (ii) 116,041 shares of Common Stock, par value $0.10 per share (the “Common Stock”), of Benihana, 1,000 shares of which are held of record.
     Through this Notice, Coliseum Capital hereby nominates and notifies you of its intent to nominate Adam L. Gray as a Class A Common Stock nominee (the “Nominee”) to be elected to the Benihana Board as a Class III Class A Common Stock Director at the 2010 Annual Meeting. Coliseum Capital believes that the terms of three (3) Class III directors currently serving on the Benihana Board expire at the 2010 Annual Meeting, one (1) of whom is elected by the holders of Class A Common Stock. To the extent that there are in excess of three (3) vacancies on the Benihana Board to be filled by election at the 2010 Annual Meeting (or in excess of one (1) vacancy to be filled by election by the holders of Class A Common Stock) or Benihana increases the size of the Benihana Board above its existing size, Coliseum Capital reserves the right to nominate additional nominees to be elected to the Benihana Board at the 2010 Annual Meeting pursuant to Article III, Section 1 of the By-laws of Benihana (the “By-laws”). Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Coliseum Capital that any attempt to increase the size of the Benihana Board or to reconstitute or reconfigure the classes on which the current directors serve would constitute an unlawful manipulation of Benihana’s corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominee nominated by Coliseum Capital at the 2010 Annual Meeting, or if the Nominee shall be unable to serve for any reason, this Notice shall continue to be effective as to any replacement nominee selected by Coliseum Capital.
     The information concerning the Nominee and Coliseum Capital required by Article III, Section 1 of the By-laws is set forth below. In addition, reference is made to the Schedule 13D filed by Coliseum Capital Management, LLC, a Delaware limited liability company and investment advisor to Coliseum Capital (“Coliseum Capital Management”), and its affiliates on February 17, 2010, as it may be amended from time to time, as filed and to be filed with the Securities and Exchange Commission. Such information contained therein is deemed incorporated by reference herein and, accordingly, all information contained in this Notice is deemed to be supplemented thereby.
A.	As to the Nominee:
i.	The name, age, business address and residence address of the Nominee:

Name:	Adam L. Gray

Age:	45

Business Address:	767 Third Avenue, 35th Floor, New York, NY 10017

Residence Address:	9 Rockwood Lane Spur, Greenwich, CT 06830
ii.	The principal occupation or employment of the Nominee:
     Mr. Gray is a managing partner and co-founder of Coliseum Capital Management, a private firm that makes long-term investments in both public and private companies.
iii.	The class and number of shares of Benihana which are beneficially owned by the Nominee:
     As of the date hereof, Mr. Gray does not directly own any shares of Benihana. Mr. Gray is a manager and affiliate of Coliseum Capital and Coliseum Capital Management, and may be deemed to beneficially own 1,263,883 shares of Class A Common Stock and 232,483 shares of Common Stock beneficially owned by Coliseum Capital and Coliseum Capital Management.

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     Coliseum Capital, LLC, a Delaware limited liability company, is the General Partner of Coliseum Capital and may be deemed to beneficially own the shares of Benihana held directly by Coliseum Capital and its affiliate, Coliseum Capital Management. Coliseum Capital Management is an investment adviser whose clients, including Coliseum Capital and Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Benihana, and may be deemed to beneficially own the shares of Benihana held directly by Coliseum Capital and Blackwell. The Nominee is a manager of Coliseum Capital Management and Coliseum Capital, LLC and may be deemed to beneficially own the shares of Benihana held directly by Coliseum Capital, Coliseum Capital Management and Blackwell.
     The Nominee, Christopher Shackelton, Coliseum Capital, Coliseum Capital Management and Blackwell (collectively, the “Group”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the shares of Common Stock and Class A Common Stock owned in the aggregate by the members of the Group. The following table provides information relating to the beneficial ownership of shares of Common Stock and Class A Common Stock by each member of the Group other than the Nominee, which the Nominee may be deemed to beneficially own.

Name	Beneficial Ownership

Coliseum Capital, LLC	634,162 shares of Class A Common Stock and 116,041 shares of Common Stock

Coliseum Capital Partners, L.P.	634,162 shares of Class A Common Stock, 1,000 shares of which are held of record, and 116,041 shares of Common Stock, 1,000 shares of which are held of record

Coliseum Capital Management, LLC	1,263,883 shares of Class A Common Stock and 232,483 shares of Common Stock

Blackwell Partners, LLC	629,721 shares of Class A Common Stock and 116,442 shares of Common Stock

Christopher Shackelton	1,263,883 shares of Class A Common Stock and 232,483 shares of Common Stock

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iv.	Any other information relating to the Nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act, including such Nominee’s written consent to being named in the proxy statement as a nominee and serving as a director if elected:
     As a member of the Company’s Board, Mr. Gray would bring his industry expertise and experience to assisting in the strategic development, operations and financial stewardship of Benihana. Mr. Gray is a managing partner of Coliseum Capital Management, LLC (“CCM”), a private firm that makes long-term investments in both public and private companies, which he co-founded in December 2005. From January 2005 to November 2005, Mr. Gray was a consultant for Stadium Capital Management, LLC, a private firm with a long-term approach to equity investing. In 2003, Mr. Gray was appointed EVP, Strategic Projects and Capital Management at Burger King Corp. (“BKC”), which at the time was a portfolio company of the private equity sponsors Bain Capital Inc., Texas Pacific Group and Goldman Sachs Capital Partners. From 1994 to 2003, Mr. Gray held several executive positions with the Metromedia Restaurant Group (“MRG”), comprised of S&A Restaurant Corp. and Metromedia Steakhouses Company, LP, which included the Bennigan’s, Steak & Ale, Ponderosa and Bonzana restaurant concepts, rising to EVP, Strategic Development and Concept Services. From 1993 to 1994, Mr. Gray also was EVP at Ponderosa Steakhouses. Prior to MRG, Mr. Gray served as an Associate at Kluge & Co. and an Analyst within Morgan Stanley’s Merchant Banking Group. Mr. Gray holds both a BSE Finance from the Wharton School of Business and a BS Mechanical Engineering from the School of Engineering & Applied Science at the University of Pennsylvania. He is a citizen of the United States.
     Since February 2009, the Nominee has served on the Board of Directors of DEI Holdings, Inc., a designer and marketer of premium home theater loudspeakers, and consumer-branded vehicle security and remote start systems. It is also expected that, pursuant to a plan of reorganization, the Nominee will serve on the Board of Directors of Uno Chicago Grill once it emerges from bankruptcy.
     The Nominee has not directly purchased or sold any securities of Benihana during the past two years. For information regarding purchases and sales of any securities of Benihana during the past two years by any member of the Group that may be deemed to be beneficially owned by the Nominee, see Exhibit A.
     The Nominee has consented to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Coliseum Capital in connection with the 2010 Annual Meeting and to serve as a director of Benihana, if so elected. Such consent is attached hereto as Exhibit B.
     If elected as a director of Benihana, the Nominee would be an “independent director” within the meaning of applicable NASDAQ listing standards applicable to board composition and Section 301 of the Sarbanes-Oxley Act of 2002. In addition, the Nominee (i) has not participated in the preparation of the financial statements of Benihana or any current subsidiary of Benihana at any time during the past three years; (ii) is able to read and understand

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fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement; (iii) has not accepted any consulting, advisory or other compensatory fee from Benihana and (iv) is not an “affiliated” person of Benihana or any of its subsidiaries within the meaning of Rule 10A-3(e) of the Exchange Act.
     On April 15, 2010, Coliseum Capital Management, Blackwell, Christopher Shackelton and the Nominee entered into an arrangement in which, among other things, the parties agreed to the joint filings on behalf of each of them of statements on Schedule 13D with respect to the securities of Benihana.
     Except as set forth in this Notice (including the Exhibits hereto), (i) during the past 10 years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) the Nominee does not directly or indirectly beneficially own any securities of Benihana; (iii) the Nominee does not own any securities of Benihana which are owned of record but not beneficially; (iv) the Nominee has not purchased or sold any securities of Benihana during the past two years; (v) no part of the purchase price or market value of the securities of Benihana owned by the Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) the Nominee is not, or within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of Benihana, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of the Nominee owns beneficially, directly or indirectly, any securities of Benihana; (viii) the Nominee does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Benihana; (ix) the Nominee nor any of his associates was not a party to any transaction, or series of similar transactions, since the beginning of Benihana’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Benihana or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither the Nominee nor any of his associates has not had any arrangement or understanding with any person with respect to any future employment by Benihana or its affiliates, or with respect to any future transactions to which Benihana or any of its affiliates will or may be a party; and (xi) the Nominee does not have a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2010 Annual Meeting. There are no material proceedings to which the Nominee or any of his associates is a party adverse to Benihana or any of its subsidiaries or has a material interest adverse to Benihana or any of its subsidiaries. With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.
     Other than as stated above, there are no arrangements or understandings between Coliseum Capital and the Nominee or any other person or persons pursuant to which the nominations described herein are to be made.
B.	As to the stockholder giving this Notice:
i.	The name and address, as they appear on Benihana’s books, of such stockholder:

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Name	Address

Coliseum Capital Partners, L.P.	767 Third Ave 35th Floor New York, NY 10017
ii.	The class and number of shares of Benihana which are beneficially owned by such stockholder:

Name	Beneficial Ownership

Coliseum Capital Partners, L.P.	634,162 shares of Class A Common Stock, 1,000 shares of which are held of record, and 116,041 shares of Common Stock, 1,000 shares of which are held of record
     For information regarding the purchases and sales during the past two years by Coliseum Capital and its affiliates of any securities of Benihana, see Exhibit A.
     The Group intends to solicit proxies in favor of the Nominee at the 2010 Annual Meeting. A representative of Coliseum Capital intends to appear in person at the 2010 Annual Meeting to nominate the person specified in this Notice for election to the Benihana Board.
* * *

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Please address any correspondence to:
Coliseum Capital Partners, L.P.
Attention: Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
Telephone: (212) 488-5555
Facsimile: (212) 644-1001
with a copy to counsel,
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: William D. Regner, Esq.
Telephone: (212) 909-6698
Facsimile: (212) 521-7698).
     The giving of this Notice is not an admission that any procedures for notice concerning the nomination of directors to the Benihana Board are legal, valid or binding and Coliseum Capital reserves the right to challenge their validity. If Benihana contends this Notice is incomplete or is otherwise deficient in any respect, please immediately provide written notice to Coliseum Capital (with a copy to its counsel) setting forth the facts that Benihana contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Coliseum Capital will assume that Benihana agrees that this Notice complies in all respects with the requirements of the By-laws. Coliseum Capital reserves the right to withdraw or modify this Notice at any time.

Sincerely, Coliseum Capital Partners, L.P. By: Coliseum Capital, LLC General Partner
By:	/s/ Christopher Shackelton
	Name:	Christopher Shackelton
	Title:	Managing Director

Exhibit A
TRANSACTIONS IN SECURITIES OF BENIHANA INC.
DURING THE PAST TWO YEARS
Coliseum Capital Partners, L.P.  -  Class A Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	11/9/2009	15,839	4.99
Purchase	11/10/2009	2,938	5.05
Purchase	11/11/2009	5,852	5.15
Purchase	11/12/2009	14,711	5.14
Purchase	11/13/2009	4,534	5.10
Purchase	11/16/2009	2,372	5.25
Purchase	11/17/2009	6,557	5.20
Purchase	11/18/2009	10,037	5.18
Purchase	11/19/2009	1,730	5.21
Purchase	11/20/2009	23,744	5.20
Purchase	11/23/2009	41,237	5.24
Purchase	11/24/2009	117,500	5.21
Purchase	11/25/2009	18,800	3.73
Purchase	11/25/2009	117,500	3.56
Purchase	11/27/2009	6,146	3.40
Purchase	11/30/2009	1,824	3.29
Purchase	1/27/2010	2,019	4.31
Purchase	1/28/2010	7,591	4.35
Purchase	1/29/2010	3,415	4.31
Purchase	2/1/2010	2	4.32
Purchase	2/2/2010	4,368	4.52
Purchase	2/3/2010	5,079	4.65
Purchase	2/4/2010	10,249	4.67
Purchase	2/5/2010	3,314	4.69
Purchase	2/8/2010	4,626	4.69
Purchase	2/9/2010	7,335	4.68
Purchase	2/12/2010	2,123	4.66
Purchase	2/16/2010	9,396	5.16
Purchase	5/25/2010	9,500	5.71
Purchase	6/25/2010	120,000	5.34
Purchase	6/29/2010	9,000	5.58
Purchase	6/29/2010	600	5.50
Purchase	6/30/2010	4,311	5.90
Purchase	7/2/2010	3,930	5.50
Purchase	7/6/2010	7,500	5.09
Purchase	7/7/2010	28,483	4.97

Blackwell Partners, LLC  -  Class A Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	11/9/2009	17,861	4.99
Purchase	11/10/2009	3,312	5.05
Purchase	11/11/2009	6,598	5.15
Purchase	11/12/2009	16,589	5.14
Purchase	11/13/2009	5,111	5.10
Purchase	11/16/2009	2,675	5.25
Purchase	11/17/2009	7,395	5.20
Purchase	11/18/2009	11,319	5.18
Purchase	11/19/2009	1,951	5.21
Purchase	11/20/2009	26,775	5.20
Purchase	11/23/2009	54,663	5.24
Purchase	11/24/2009	132,500	5.21
Purchase	11/25/2009	21,200	3.73
Purchase	11/25/2009	132,500	3.56
Purchase	11/27/2009	6,930	3.40
Purchase	11/30/2009	1,976	3.29
Purchase	1/27/2010	2,188	4.31
Purchase	1/28/2010	8,225	4.35
Purchase	1/29/2010	3,700	4.31
Purchase	2/1/2010	2	4.32
Purchase	2/2/2010	4,732	4.52
Purchase	2/3/2010	5,503	4.65
Purchase	2/4/2010	11,104	4.67
Purchase	2/5/2010	3,591	4.69
Purchase	2/8/2010	5,011	4.69
Purchase	2/9/2010	7,946	4.68
Purchase	2/12/2010	2,301	4.66
Purchase	2/16/2010	10,180	5.16
Purchase	6/25/2010	80,000	5.34
Purchase	6/29/2010	6,000	5.58
Purchase	6/29/2010	400	5.50
Purchase	6/30/2010	2,874	5.90
Purchase	7/2/2010	2,620	5.50
Purchase	7/6/2010	5,000	5.09
Purchase	7/7/2010	18,989	4.97

Coliseum Capital Partners, L.P.  -  Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Sale	11/09/2009	13,724	6.35
Sale	11/10/2009	1,363	6.28
Sale	11/11/2009	94	6.25
Sale	11/12/2009	1,363	6.26
Sale	11/13/2009	94	6.25
Sale	11/16/2009	1,233	6.20
Sale	11/19/2009	978	6.24
Sale	11/20/2009	2,576	6.11
Purchase	11/25/2009	3,055	3.81
Purchase	11/27/2009	3,527	3.73
Purchase	12/17/2009	70	3.70
Purchase	12/28/2009	48	3.90
Purchase	1/14/2010	1,452	5.01
Purchase	1/19/2010	2,284	5.12
Purchase	1/20/2010	384	5.12
Purchase	1/21/2010	665	5.04
Purchase	1/27/2010	595	4.68
Purchase	1/28/2010	102	4.70
Purchase	1/29/2010	396	4.70
Purchase	2/3/2010	186	5.00
Purchase	2/4/2010	720	5.11
Purchase	2/5/2010	1,281	5.12
Purchase	2/8/2010	192	5.12
Purchase	2/9/2010	1,152	5.12
Purchase	2/10/2010	5,316	5.08
Purchase	3/24/2010	3,744	6.07
Purchase	3/25/2010	620	6.15
Purchase	3/26/2010	436	6.20
Purchase	4/5/2010	770	6.25
Purchase	4/6/2010	430	6.10
Purchase	4/12/2010	70,000	6.31
Sale	4/15/2010	35,000	6.31
Purchase	5/6/2010	1,350	6.11
Purchase	5/7/2010	1,495	6.15
Purchase	5/10/2010	6,800	6.17
Purchase	5/11/2010	250	6.23
Purchase	5/12/2010	5,000	6.50
Purchase	5/13/2010	4,607	6.50
Purchase	5/14/2010	850	6.50

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	5/17/2010	300	6.50
Purchase	5/19/2010	2,250	6.50
Purchase	5/24/2010	27,500	6.15
Purchase	5/25/2010	2,000	6.07
Purchase	5/28/2010	2,254	6.00
Purchase	6/3/2010	150	6.00
Purchase	6/4/2010	8,832	5.98
Purchase	6/7/2010	6,342	5.84
Purchase	6/9/2010	2,250	5.84
Purchase	6/10/2010	2,611	5.82
Purchase	6/11/2010	200	5.86

Blackwell Partners, LLC  -  Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Sale	11/09/2009	15,476	6.35
Sale	11/10/2009	1,537	6.28
Sale	11/11/2009	106	6.25
Sale	11/12/2009	1,537	6.26
Sale	11/13/2009	106	6.25
Sale	11/16/2009	1,392	6.20
Sale	11/19/2009	1,102	6.24
Sale	11/20/2009	2,904	6.11
Purchase	11/25/2009	3,445	3.81
Purchase	11/27/2009	3,977	3.73
Purchase	12/17/2009	80	3.70
Purchase	12/28/2009	52	3.90
Purchase	1/14/2010	1,573	5.01
Purchase	1/19/2010	2,475	5.12
Purchase	1/20/2010	416	5.12
Purchase	1/21/2010	751	5.04
Purchase	1/27/2010	645	4.68
Purchase	1/28/2010	110	4.70
Purchase	1/29/2010	429	4.70
Purchase	2/03/2010	203	5.00
Purchase	2/04/2010	780	5.11
Purchase	2/05/2010	1,389	5.12
Purchase	2/08/2010	208	5.12
Purchase	2/09/2010	1,247	5.12
Purchase	2/10/2010	6,380	5.08
Purchase	3/24/2010	4,056	6.07
Purchase	3/25/2010	671	6.15
Purchase	3/26/2010	473	6.20
Purchase	4/5/2010	830	6.25
Purchase	4/6/2010	470	6.10
Purchase	4/15/2010	35,000	6.31
Purchase	5/6/2010	1,350	6.11
Purchase	5/7/2010	1,495	6.15
Purchase	5/10/2010	6,800	6.17
Purchase	5/11/2010	250	6.23
Purchase	5/12/2010	5,000	6.50
Purchase	5/13/2010	4,606	6.50
Purchase	5/14/2010	851	6.50

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	5/17/2010	300	6.50
Purchase	5/19/2010	2,251	6.50
Purchase	5/24/2010	27,500	6.15
Purchase	5/25/2010	2,000	6.07
Purchase	5/28/2010	2,254	6.00
Purchase	6/3/2010	150	6.00
Purchase	6/4/2010	8,831	5.98
Purchase	6/7/2010	6,343	5.84
Purchase	6/9/2010	2,250	5.84
Purchase	6/10/2010	2,611	5.82
Purchase	6/11/2010	100	5.86

Exhibit B
Nominee Consent

Adam L. Gray
c/o Coliseum Capital Management, LLC
767 Third Avenue, 35th Floor
New York, NY 10017
July 22, 2010
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166
Attn: Mr. Darwin C. Dornbush, Corporate Secretary
Dear Mr. Dornbush:
     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Coliseum Capital Partners, L.P. (“Coliseum Capital”) of its intention to nominate the undersigned as a director of Benihana Inc. (“Benihana”) at the 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), (ii) being named as a nominee in any proxy statement filed by Coliseum Capital in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting and (iii) serving as a director of Benihana if elected at the Annual Meeting.

Very truly yours,
/s/ Adam L. Gray
Adam L. Gray

Coliseum Capital Partners, L.P.
767 Third Ave 35th Floor
New York, NY 10017
July 22, 2010
BY FACSIMILE & FEDERAL EXPRESS
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166
Attn: Mr. Darwin C. Dornbush, Corporate Secretary
Dear Mr. Dornbush:
     Coliseum Capital Partners, L.P., a Delaware limited partnership (“Coliseum Capital”), is the beneficial owner of: (i) 634,162 shares of Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), of Benihana Inc., a Delaware corporation (the “Company”), 1,000 shares of which are held of record by Coliseum Capital (the “Class A Shares”), and (ii) 116,041 shares of Common Stock, par value $0.10 per share (the “Common Stock”), of the Company, 1,000 shares of which are held of record by Coliseum Capital (collectively with the Class A Shares, the “Shares”), as of the close of business on the date hereof.
     As the record holder of the Shares, Coliseum Capital hereby demands, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:
     (a) A complete record or list of the holders of the Class A Common Stock and Common Stock, certified by its transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder as of the date hereof and the record date established for the 2010 annual meeting of stockholders of the Company (which record date we understand to be August 10, 2010) and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) or any other meeting of stockholders held in lieu thereof (the date hereof and the record date, the “Determination Date”);
     (b) A magnetic computer tape list, cd-rom or other electronic medium of the holders of the Class A Common Stock and Common Stock as of the Determination Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for Coliseum Capital to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;
     (c) A stop list or stop lists relating to shares of Class A Common Stock and Common Stock of the Company and any additions or deletions thereto, and any daily transfer sheets after the Determination Date;

     (d) All information in the Company’s, its transfer agent’s or its proxy solicitor’s or any of their agents’ possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the Class A Common Stock and Common Stock as of the Determination Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees as well as any material request list provided by Broadridge Financial Solutions, Inc. and any omnibus proxies issued by such entities;
     (e) All information in or which comes into the Company’s or its proxy solicitor’s or any of their agents’ possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Class A Common Stock and Common Stock in the format of a magnetic computer tape, cartridge file or other electronic medium of such owners showing the name, address and number of shares registered in the name of each such owner; such computer processing data as is necessary for Coliseum Capital to make use of such magnetic computer tape or cartridge; and a hard copy printout of such magnetic computer tape or cartridge for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge Financial Solutions, Inc.);
     (f) All “respondent bank” lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;
     (g) A list of stockholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Class A Common Stock and Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing (i) the name and address of each such participant, (ii) the number of shares of Class A Common Stock and Common Stock attributable to each such participant in any such plan, and (iii) the method by which Coliseum Capital or its agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either they do not receive instructions or shares which are outstanding in the plan but are unallocated to any participant;
     (h) A list of all holders of the Class A Common Stock and Common Stock and respondent banks (and their email addresses) who have elected to receive electronic copies of proxy materials with respect to meetings of stockholders of the Company pursuant so Rule 14a-16(j)(2) of the Exchange Act; and
     (i) A correct and complete copy of the bylaws of the Company.

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     Coliseum Capital demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (i) be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.
     Coliseum Capital will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.
     The purpose of this demand is to enable Coliseum Capital to communicate with the Company’s stockholders in connection with the election of directors at the Annual Meeting, and any other matters as may properly come before the Annual Meeting,
     Coliseum Capital hereby designates and authorizes Arthur Crozier, Co-Chairmen of Innisfree M&A Incorporated, and any other persons designated by him or by Coliseum Capital, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the materials identified above be made available to the designated parties no later than July 29, 2010. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof. Accordingly, please advise Mr. Crozier, at (212) 750-5837, as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Coliseum Capital. If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Coliseum Capital immediately in writing, with a copy to William D. Regner, Esq., of Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022, telephone (212) 909-6698, facsimile (212) 521-7698, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Coliseum Capital will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Coliseum Capital reserves the right to withdraw or modify this demand at any time.

Very truly yours, Coliseum Capital Partners, L.P. By: Coliseum Capital, LLC General Partner
By:	/s/ Chris Shackelton
	Name:	Chris Shackelton
	Title:	Managing Director

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